FORM 51-102F3
Material Change Report

Item 1. Name and Address of Company

Rubicon Minerals Corporation (the “Company”)
Suite 1540 - 800 West Pender Street
Vancouver, British Columbia
V6C 2V6

Item 2. Date of Material Change

June 8, 2005

Item 3. News Release

June 8, 2005, Vancouver, British Columbia. Disseminated through CCN Matthews.

Item 4. Summary of Material Change

The Board of Directors of the Company has approved a proposal for the Company to distribute its Newfoundland assets.

Item 5. Full Description of Material Change

On June 8, 2005, the Board of Directors of the Company approved a proposal for the Company to distribute its Newfoundland assets to existing Rubicon shareholders by way of a Plan of Arrangement.

This decision was made by the Board because it does not believe the significant value which has been created through discovery in Newfoundland is being reflected in the Company’s share price. The creation of a new exploration company is expected to unlock value for the benefit of the Company’s shareholders and also create an attractive investment vehicle. The new company’s business strategy will be to develop resources within 12-18 months and to secure selective partnerships which can provide sustainable cash flow to the Company.

The Company controls over 1850 square kilometers in five camp-size land positions in Newfoundland which includes the H-Pond and the Golden Promise discoveries. At H-Pond/Pocket Ponds, the Company has made a new discovery of an extensively mineralized system that offers significant potential for 2005 and beyond. At Golden Promise, the Jaclyn Vein Zone, drilling has extended the Jaclyn Main Zone to a strike length of 375 metres and to a vertical depth of 192 metres. Of 30 holes testing the Jaclyn Main Zone to date, 20 have intersected visible gold-bearing quartz vein(s). Intersections include 17.69 g/t gold over 2.30 metres, 16.57 g/t gold over 2.00 metres and 14.85 g/t gold over 2.25. Rubicon believes both of these projects have potential to develop into definable resources within 12-18 months.

The Company has received internal financial advice on the structure of the new company and it is anticipated that it will be created with between five to six million shares (prior to financing). The proposal will be subject to receipt of required shareholder and regulatory approvals and the securing of funding for the new company.

Item 6.  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7. Omitted Information

None

Item 8. Executive Officer

David W. Adamson, President & CEO
(604) 623-3333

Item 9. Date of Report

June 10, 2005